

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Joseph Forkey
Chief Executive Officer, President and Treasurer
PRECISION OPTICS CORPORATION, INC.
22 East Broadway
Gardner, MA 01440

      Re: PRECISION OPTICS CORPORATION, INC.
          Registration Statement on Form S-1
          Filed July 20, 2023
          File No. 333-273346

Dear Joseph Forkey:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Ansart at 202-551-4511 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Industrial Applications and
               Services

cc: Gregory Fryer